UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31362 / December 2, 2014

In the Matter of

AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

4500 Main Street
Kansas City, Missouri 64111

(File No. 812-14329)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

American Century Capital Portfolios, Inc. and American Century Investment Management, Inc.
filed an application on July 8, 2014 requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2
under the Act, as well as from certain disclosure requirements. The order permits applicants to
enter into and materially amend subadvisory agreements without shareholder approval and also
grants relief from certain disclosure requirements.

On November 4, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31328). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by American Century Capital Portfolios, Inc. and American Century Investment Management, Inc. (File No. 812-14329) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary